Exhibit 99.1

KEY GROWTH PROJECTS ADVANCED

AND EXPLORATION EXPANDS

AS BARRICK STAYS ON GUIDANCE TARGET

ALL AMOUNTS EXPRESSED IN US DOLLARS

Toronto, August 9, 2021 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) said today it had completed or progressed major capital projects in the second quarter of the year while its globally broadened exploration programmes delivered substantial reserve gains and stepped up the search for new world-class discoveries.

The new Phase 6 heap leach facility at Veladero has been commissioned on time while the third shaft at Turquoise Ridge in Nevada has been sunk to its final depth. Also in Nevada, the updated Goldrush feasibility study has confirmed that this is a world-class asset which meets Barrick’s investment criteria. In the Dominican Republic, Pueblo Viejo and its stakeholders have agreed on a government-led independent, strategic environmental assessment of Pueblo Viejo’s Mine Life Extension Project, part of a $1.3 billion[1] expansion project which is expected to allow Barrick to convert approximately 9 million ounces of measured and indicated resources to proven and probable reserves, extending this Tier One[2] mine’s life to 2040 and beyond.[3] In Mali, Africa, the Loulo-Gounkoto complex’s third underground mine has delivered its first ore.

The success of ongoing brownfields exploration indicates that the North America and Africa & Middle East regions will both more than replace reserves after mining depletion this year. Greenfields programs are targeting new discoveries across the Barrick portfolio, which has been extended to include Egypt, Guyana, Japan, Senegal and Tanzania.

CONTINUED ON PAGE 3	* Distribution per share amount is based on issued and outstanding shares as of June 30, 2021, and is subject to change.[14]

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q2 2021	Q1 2021	Q2 2020

Realized gold price[4,5] ($ per ounce)	1,820	1,777	1,725
Net earnings[6] ($ millions)	411	538	357
Adjusted net earnings[7] ($ millions)	513	507	415
Net cash provided by operating activities ($ millions)	639	1,302	1,031
Free cash flow[8] ($ millions)	(19)	763	522
Net earnings per share ($)	0.23	0.30	0.20
Adjusted net earnings per share[7] ($)	0.29	0.29	0.23
Attributable capital expenditures[9] ($ millions)	518	424	402

Operating Results	Q2 2021	Q1 2021	Q2 2020

Gold

Production[5] (000s of ounces)	1,041	1,101	1,149
Cost of sales (Barrick’s share)[5,10] ($ per ounce)	1,107	1,073	1,075
Total cash costs[5,11] ($ per ounce)	729	716	716
All-in sustaining costs[5,11] ($ per ounce)	1,087	1,018	1,031

Copper

Production[5] (millions of pounds)	96	93	120
Cost of sales (Barrick’s share)[5,10] ($ per pound)	2.43	2.11	2.08
C1 cash costs[5,12] ($ per pound)	1.83	1.60	1.55
All-in sustaining costs[5,12] ($ per pound)	2.74	2.26	2.15

Q2 2021 Results Presentation

Webinar and Conference Call

President and chief executive Mark Bristow will host a virtual presentation on the results at 11:00 EDT, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q2 2021 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

◾	Steady Q2 performance keeps Barrick on guidance despite mechanical mill failure at Carlin

◾	Significant contribution from copper assets continues to differentiate Barrick from peers

◾	Updated Goldrush feasibility study delivers a robust project that meets our investment criteria; Notice of Intent expected to be published imminently

◾	Ongoing evaluation of Goldrush has the potential to further enhance project

◾	Successful commissioning of Phase 6 at Veladero, in line with guidance

◾	Third shaft at Turquoise Ridge reaches final depth

◾	Dominican Republic Minister of Mines announces Government-led independent, strategic environmental assessment of Pueblo Viejo’s Mine Life Extension Project

◾	Strong balance sheet with cash balance in excess of $5 billion

◾	Net earnings per share of 23 cents and adjusted net earnings per share[7] of 29 cents

◾	Focus on safety delivers 50% reduction in Lost Time Injuries (LTI)[13]

◾	Reduction in energy and greenhouse gas intensity per tonne of ore processed[13]

◾	Ongoing brownfields programs point to mine life extensions and strong reserve replacement after mining depletion

◾	Exploration portfolio expanded with new property positions in Egypt, Guyana, Japan, Senegal and Tanzania

◾	Greenfields programs focus on new discoveries and opportunities across our priority regions

◾	Sale of Lagunas Norte represents further step in portfolio simplification and value realisation

◾	Continued progress at Porgera following meeting of key PNG stakeholders

◾	Barrick declares $0.09 quarterly dividend per share and adds second $250 million capital return tranche (~14 cents per share14)

BARRICK SECOND QUARTER 2021	2	PRESS RELEASE

CONTINUED FROM PAGE 1

“The gold mining industry’s chronic tendency to harvest the gold price instead of investing in the future has resulted in declining reserves and a shortage of high-quality development projects. At Barrick, on the other hand, a strong exploration culture combined with its sustainable profitability strategy is expanding its asset base as we look to discover exciting new opportunities,” says president and chief executive Mark Bristow.

“We’re constantly pumping new prospects into a development and project pipeline which already contains Goldrush, Fourmile and Robertson in Nevada, Donlin in Alaska, as well as new Loulo-Gounkoto and Kibali targets in Africa.

“The fact is that the industry has not been replacing what it’s been mining. Barrick, on the other hand, is running its business for the long term instead of focusing on short-term gains and working to extend its resource-based 10-year plans to 15 and even 20 years,” he says.

Production for the second quarter of 2021 was impacted by a mechanical mill failure at Carlin but Barrick remains on course to achieve its guidance for the year. Net earnings per share were 23 cents and adjusted net earnings7 were 29 cents. A dividend of 9 cents per share has been declared for the quarter, which also sees the delivery of the $250 million (approximately 14 cents per share14) second tranche of the capital return. The balance sheet remained strong with cash in excess of $5 billion at the end of the quarter.

On the environmental front, Bristow noted the group had continued to meet and exceed its targets on water recycling as well as lowering energy and greenhouse gas intensity per tonne of ore processed.

SECOND $250 MILLION RETURN OF CAPITAL TRANCHE

AND QUARTERLY DIVIDEND

Barrick today announced that the second $250 million tranche (approximately $0.14 per share14) of the return of capital distribution totalling $750 million will be paid on September 15, 2021 to shareholders of record at the close of business on August 31, 2021.

This will complement the $0.09 per share dividend declared by the Barrick Board of Directors for the second quarter, which will also be paid on September 15, 2021 to shareholders of record at the close of business on August 31, 2021.15

This follows the approval by shareholders at Barrick’s Annual and Special Meeting on May 4, 2021 of the total $750 million return of capital distribution. After payment of the first $250 million tranche on June 15, 2021 and the second distribution to be made on September 15, 2021, the remaining $250 million is expected to be distributed to shareholders of record on a date to be determined in November 2021.

“We are pleased to be able to provide our shareholders with one of the leading returns in the industry whilst at the same time continuing to invest in the future growth and development of our assets, underpinned by our strong operational and financial performance,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK SECOND QUARTER 2021	3	PRESS RELEASE

“WE’RE ALL NEVADANS”

How NGM’s partnership with state stakeholders is delivering real value

Months of negotiation between Nevada Gold Mines (NGM), the Nevada Mining Association and state legislators have resulted in the enacting of a new mining excise tax, the revenue from which will be applied to education. The new tiered tax on gross proceeds with a highest rate of 1.1% is a long way from the earlier state legislature proposals, which aimed to increase the existing 5% tax on the net proceeds of mining to 12% or to impose a gross royalty of 7.75%.

Barrick’s chief operating officer for North America, Catherine Raw, said this outcome, the product of strong representations by NGM in particular, had averted the imposition of swingeing new taxes on Nevada’s mining industry while at the same time creating a new and much-needed revenue stream for the state’s education system. The latter, she said, was closely aligned to Barrick’s and NGM’s commitment to supporting education.

“When NGM was established in 2019, we recognized that a real partnership with the state and other stakeholders — surrounding communities, Native American tribes and county authorities — was fundamental to our vision of creating real and sustainable economic and social benefits for all of Nevada. We recognize the importance of ‘growing the pie’ for current and future generations of Nevadans and in 2020 alone, NGM’s economic contribution to Nevada totaled $2.35 billion.1 As part of this, the team has developed a wide range of programs which are now being identified and channeled through the community development committees that NGM has established,” she said.

In the early days of the Covid-19 pandemic, NGM worked with the Public Education Foundation to train teachers for an internet-based teaching model, following this up with a $2.2 million partnership with the Nevada Department of Education to fund the Discovery Education online curriculum and make it available to every child in the state. NGM also recognized the need to prepare future generations to fully realize the state’s enormous economic potential and partnered with the College of Southern Nevada and the Clark County School districts to create a program which will provide free training in industrial maintenance and diesel mechanics to low-income and ethnically diverse high schoolers.

At the tertiary level, NGM is expanding its support for Nevada’s flagship universities in Reno and Las Vegas. In May, University of Nevada Reno (UNR) president Brian Sandoval — a former state governor — toured Carlin with five UNR executives to explore further opportunities for working together to build the talent pipeline. Nevada ranks 47th out of the US’s 50 states for the number of practicing physicians, and many residents of the state’s rural south have to travel 500 kilometres or more to receive healthcare. To help ameliorate this situation, NGM has partnered with Touro University to sponsor medical rotations at clinics in the region with the aim of encouraging the next generation of doctors to see rural Nevada as a good place to pursue their careers.

BARRICK SECOND QUARTER 2021	4	PRESS RELEASE

  The twin exploration declines at Goldrush.

FEASIBILITY STUDY CONFIRMS

GOLDRUSH PROJECT WORLD-CLASS STATUS

The updated Goldrush feasibility study is expected to deliver one of the world’s leading gold projects and comfortably meets Barrick’s investment criteria.

Total initial capital is expected to be slightly lower versus the previous study’s estimate of around $1 billion. The feasibility study is expected to support the conversion of reserves in the new year and reflects the Plan of Operations submitted as part of the permitting process, and for which the US Bureau of Land Management’s Notice of Intent is expected to be published imminently in the federal register. The Record of Decision is now expected in Q4 2022.

“There remains an enormous potential for future improvement in the project economics from those resources not considered in the feasibility study and of course there is Fourmile16 that lies contiguous to the Goldrush orebody. To put it plainly, the updated study underscores our belief that this is a world-class asset which more than meets our investment criteria,” Barrick president and chief executive Mark Bristow said.

PUEBLO VIEJO MINE LIFE EXTENSION PROJECT

ADVANCES WITH AGREEMENT ON PERMITTING STUDIES

Pueblo Viejo and its stakeholders have agreed on a government-led, strategic environmental assessment of the Mine Life Extension Project, which forms part of a project that could extend the life of this Tier One mine to beyond 2040 and support annual production in excess of 800,000 ounces.1

The agreement comes after more than a year of engagement with the communities that would be directly or indirectly affected by the proposed facility and is an important step towards starting fieldwork and advancing the permitting process. The independent investigation will run in parallel with Barrick’s own land acquisition and environmental studies.

Barrick has also started work on a local agribusiness development which will be integrated into the tailings facility and create a further benefit for the community.

The mine life extension and plant expansion project, which will require an initial investment of approximately $1.3 billion1, has the potential to allow Pueblo Viejo to convert approximately 9 million ounces1 of measured and indicated

resources to proven and probable reserves. With the project, Pueblo Viejo’s total economic contribution to the Dominican government in direct and indirect taxes is expected to be over $9 billion from the beginning of commercial production in 2013 through the extended life of mine beyond 2040.3 Pueblo Viejo is the Dominican Republic’s largest corporate taxpayer.

Pueblo Viejo’s previous operator effectively abandoned the mine in 1995 without a proper closure, leaving it with a major water contamination problem. When Barrick took over the asset, it launched the largest environmental clean-up campaign in the country’s history, and the water quality now meets regulatory standards.

BARRICK SECOND QUARTER 2021	5	PRESS RELEASE

EXPLORATION DRIVES THE BARRICK TRAIN

The gold mining industry’s chronic tendency to harvest the gold price instead of investing in the future has resulted in declining reserves and a shortage of high-quality development projects.

At Barrick, on the other hand, a strong exploration culture combined with its sustainable profitability strategy is expanding its asset base as well as discovering exciting new opportunities.

President and chief executive Mark Bristow says exploration is uncovering new satellites and extensions to existing deposits, and the North America and Africa & Middle East regions are likely to more than replace reserves after mining depletion this year with the completion of the Goldrush underground feasibility study and progress at Loulo-Gounkoto, Kibali and the Tanzanian operations.

“At the same time, our greenfields exploration programs are evaluating new targets with standalone potential away from our mines as well as investigating new regions and third-party projects with the potential to meet our investment criteria. So far this year, Barrick has expanded its global footprint through investments in prospective new properties in Nevada, Tanzania, Egypt, Guyana and Japan,” he says.

Drilling at Yalea Ridge on the Loulo permit in Mali.

Bristow points to Fourmile in Nevada as one of the best gold discoveries worldwide in recent years, and one that will create significant value when it is potentially added to the world class Goldrush development project, which is already a core growth asset in the Nevada Gold Mines joint venture. Robertson, also in Nevada, is a growing heap leach project that is progressing through a pre-feasibility study. Donlin in Alaska is one of the largest undeveloped gold orebodies in the world in a tier one jurisdiction and Barrick is currently working with its JV partner NovaGold on moving it up the value curve.

“The fact is that the industry has not been replacing what it’s been mining. Barrick, on the other hand, is running its business for the long term instead of focusing on the short-term gains, extending its resource-based 10-year plans to 15 and even 20 years,” he says.

KIBALI MAINTAINS MOMENTUM

ON COURSE TO 2021 PRODUCTION TARGET

After a strong start in the first quarter of 2021, the Kibali gold mine, one of the largest in the world, remains on track at the halfway mark of the year to achieve its annual production guidance.

Speaking at a media briefing in Kinshasa, Barrick president and chief executive Mark Bristow said that thanks to an aggressive near-mine exploration program, Kibali was continuing to replace its reserves faster than it was mining them, and now had a resource base approaching the 2013 levels when the mine first went into production.

“This means that Kibali should be able to sustain its production rate well beyond the 10-year timetable in its current business plan, thus continuing to create economic benefits for its stakeholders in a region where its presence has already had a profoundly positive impact,” he said.

Since the development of Kibali started, it has pumped $3.6 billion into the DRC economy in the form of taxes, salaries, payments to local suppliers, and tangible contributions to the infrastructure. In the year to date alone it has paid $73.8 million to local businesses, in line with its policy of giving preference to Congolese contractors and suppliers. It also prioritizes local employment, and of the 5,341 employees and contractors who were on site at the end of June, 94% were Congolese nationals.

Bristow said Kibali was also a leader in its health, safety and environmental protection programs. Covid-19 protection protocols at the mine had been intensified and a vaccination program was well under way. It largely uses clean energy, generated by its three hydropower plants. Its water recycling and re-use rate of 78% was above target, reducing its draw from the Kibali river. It continues to reforest the surrounding area, with 6,716 trees planted during the past quarter, and is also actively supporting the Garamba National Park’s elephant protection and general improvement initiatives.

He said Barrick’s success in building and operating a world-class gold mine in a remote part of the Congo was attributable to the mutually beneficial partnerships it had forged with its in-country stakeholders: the central, provincial and local governments; its host community; civil society; and a large corps of highly competent contractors and suppliers.

“We are strengthening our ties with the recently appointed government and are working towards an amicable solution of some outstanding legal and fiscal issues,” Bristow said.

“In the meantime, Barrick continues to invest and re-invest in our future in the DRC. Our short-term focus is on ensuring that Kibali will remain a major generator of economic benefits for all its stakeholders well into the next decade. Beyond that, our exploration teams are already hunting for the next Kibali. Their success rate in finding world-class gold deposits is outstanding.”

BARRICK SECOND QUARTER 2021	6	PRESS RELEASE

EXPLORATION SUCCESSES POINT TO

LONGER LIFE FOR TONGON

Significant exploration successes could extend the Tongon gold mine’s life, says Barrick president and chief executive Mark Bristow.

Speaking at a local media briefing at the mine, Bristow said 10 years after it went into production Tongon could get a new lease on life thanks to promising results from near-mine exploration campaigns designed to replace the mine’s depleted reserves. In addition to work on the promising Seydou North and Tongon West targets, Tongon has filed the documentation for the extension of its Nielle mining licence by a further 10 years, to support the drive to add to its Life of Mine.

Bristow said Barrick, through its predecessor Randgold Resources, had been investing in and partnering with Côte d’Ivoire through the country’s many challenges and development stages.

“The successful commissioning of Tongon in the midst of a civil war was a landmark achievement in the development of a gold mining industry in the highly prospective but underexplored Côte d’Ivoire. Since then, the mine has been consistently profitable – it has just declared a $150 million dividend for the year — and boasts one of the best safety records in the Barrick group. Over time it has invested $1.77 billion in the Ivorian economy in the form of taxes, salaries, payments to local suppliers and infrastructure developments,” Bristow said.

In Barrick’s spirit of partnership with its host communities, Tongon has provided the local villages, located in one of the poorest parts of the country, with access to electricity and new markets through a network of power lines, roads and bridges, built new primary schools and clinics, boosted the development of a regional economy by employing local contractors and suppliers, and prefinanced a number of income-generating projects. Most recently it has provided a surgical unit for the Mbengue clinic.

“A longer life for Tongon means that it will be able to continue creating benefits to share with our Ivorian stakeholders for years to come,” Bristow said.

Mali

Transforming a neglected nature reserve

Barrick has entered into an agreement with the government of Mali to assume responsibility for the rehabilitation of the neglected Fina Reserve. Classified as a biosphere reserve by UNESCO in 1982, Fina has since suffered from under-investment and mismanagement. The area covers 136,000 hectares and we’re investing $5 million over the next five years to establish anti-poaching programs and rehabilitate the reserve. An expert NGO, Bios, has been appointed to manage the park, and public awareness meetings have been held in 54 villages around the reserve.

DRC

Stimulating economic growth

Kibali has launched an innovative campaign to stimulate the Durba economy by issuing local shopping vouchers to employees. Focused on bringing new business to low-income enterprises in the local community, the mine’s supply chain department identified 27 vendors to join the program. It kicked off in April with more than 1,000 booklets containing vouchers valued at $1 each issued to Kibali employees. More than $110,000 has been injected into the local economy with these vouchers being exchanged for merchandise from the local businesses.

BARRICK SECOND QUARTER 2021	7	PRESS RELEASE

Dominican Republic

Vaccinating remote communities

Many people in remote communities around Pueblo Viejo were not able to travel to a Covid-19 vaccination clinic, so we helped to bring the vaccine to them. Partnering with the Dominican Republic’s National Vaccination Plan (“Vacúnate RD”), Barrick Pueblo Viejo sponsored transportation for medical teams along with community mobilization and engagement efforts to encourage people to get vaccinated. Over two weeks in June, more than 3,000 families in 25 communities near the mine received their first dose of the vaccine.

Argentina

Training future miners

An intensive six-month training program for new vehicle operators recently began at Veladero — and for the first time, all of the participants are women. The first month of the program focuses on safety with in-class lessons, followed by five months of practical training on-site with the trucks. After successfully completing the program, participants will be eligible to apply for full-time roles that arise at the mine. This initiative is one part of Veladero’s efforts to encourage more women from local regions to consider a career in mining.

Nevada

Celebrating new grads

Family and friends gathered to celebrate this year’s college graduates at the annual Western Shoshone Scholarship Foundation reception, hosted by Nevada Gold Mines in Elko, Nevada. Special guests included the well-known poet and artist Tanaya Winder, who is an enrolled member of the Duckwater Shoshone Tribe, along with Devan Kicknosway, a champion chicken dancer, motivational speaker and rising YouTube star. We congratulate the class of 2021 and look forward to your future success!

BARRICK SECOND QUARTER 2021	8	PRESS RELEASE

Appendix 1

2021 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2021 forecast attributable production (000s oz)	2021 forecast cost of sales[10] ($/oz)	2021 forecast total cash costs[11] ($/oz)	2021 forecast all-in sustaining costs[11] ($/oz)

Carlin (61.5%)[17]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)[18]	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[19]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[20,21,22]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

COPPER PRODUCTION AND COSTS

	2021 forecast attributable production (Mlbs)	2021 forecast cost of sales[10] ($/lb)	2021 forecast C1 cash costs[12] ($/lb)	2021 forecast all-in sustaining costs[12] ($/lb)

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50

Total Attributable to Barrick[21]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining	1,250 - 1,450

Attributable project	550 - 650

Total attributable capital expenditures	1,800 - 2,100

2021 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS23

	2021 Guidance Assumption	Hypothetical Change	Impact on EBITDA[24] (millions)	Impact on TCC/C1 Cash Costs and AISC[11,12]
Gold price sensitivity	$1,700/oz	+/- $100/oz	+/- $620	+/- $4/oz

Copper price sensitivity	$2.75/lb	+/- $0.25/lb	+/- $60	+/- $0.01/lb

BARRICK SECOND QUARTER 2021	9	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

	For the three months ended

	6/30/21	3/31/21	% Change	6/30/20	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	452	485	(7)%	521	(13)%

Gold produced (000s oz 100% basis)	735	789	(7)%	847	(13)%

Cost of sales ($/oz)	1,111	1,047	6%	1,055	5%

Total cash costs ($/oz)[b]	717	686	5%	728	(2)%

All-in sustaining costs ($/oz)[b]	1,014	932	9%	985	3%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	190	229	(17)%	235	(19)%

Gold produced (000s oz 100% basis)	309	373	(17)%	382	(19)%

Cost of sales ($/oz)	1,043	950	10%	1,037	1%

Total cash costs ($/oz)[b]	852	766	11%	850	0%

All-in sustaining costs ($/oz)[b]	1,310	1,045	25%	1,130	16%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	110	100	10%	132	(17)%

Gold produced (000s oz 100% basis)	178	163	10%	215	(17)%

Cost of sales ($/oz)	1,167	1,251	(7)%	871	34%

Total cash costs ($/oz)[b]	793	860	(8)%	613	29%

All-in sustaining costs ($/oz)[b]	1,029	1,203	(14)%	950	8%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	78	92	(15)%	79	0%

Gold produced (000s oz 100% basis)	128	149	(15)%	128	0%

Cost of sales ($/oz)	1,131	1,007	12%	1,073	5%

Total cash costs ($/oz)[b]	752	647	16%	753	0%

All-in sustaining costs ($/oz)[b]	904	741	22%	829	9%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	28	25	11%	35	(21)%

Gold produced (000s oz 100% basis)	45	41	11%	57	(21)%

Cost of sales ($/oz)	1,864	2,051	(9)%	1,726	8%

Total cash costs ($/oz)[b]	279	346	(19)%	725	(62)%

All-in sustaining costs ($/oz)[b]	401	530	(24)%	957	(58)%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	46	39	18%	40	15%

Gold produced (000s oz 100% basis)	75	63	18%	65	15%

Cost of sales ($/oz)	691	511	35%	1,009	(32)%

Total cash costs ($/oz)[b]	168	79	113%	308	(45)%

All-in sustaining costs ($/oz)[b]	191	156	22%	430	(56)%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	117	137	(15)%	111	5%

Gold produced (000s oz 100% basis)	195	229	(15)%	185	5%

Cost of sales ($/oz)	904	816	11%	935	(3)%

Total cash costs ($/oz)[b]	533	507	5%	579	(8)%

All-in sustaining costs ($/oz)[b]	723	689	5%	720	0%

BARRICK SECOND QUARTER 2021	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/21	3/31/21	% Change	6/30/20	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	143	154	(7)%	141	2%

Gold produced (000s oz 100% basis)	179	193	(7)%	176	2%

Cost of sales ($/oz)	993	974	2%	1,012	(2)%

Total cash costs ($/oz)[b]	610	608	0%	639	(5)%

All-in sustaining costs ($/oz)[b]	1,073	920	17%	1,030	4%

Kibali (45%)

Gold produced (000s oz attributable basis)	91	86	5%	90	1%

Gold produced (000s oz 100% basis)	202	192	5%	201	1%

Cost of sales ($/oz)	1,038	1,065	(3)%	1,067	(3)%

Total cash costs ($/oz)[b]	645	691	(7)%	617	5%

All-in sustaining costs ($/oz)[b]	894	856	4%	739	21%

Veladero (50%)

Gold produced (000s oz attributable basis)	31	32	(3)%	49	(37)%

Gold produced (000s oz 100% basis)	62	64	(3)%	98	(37)%

Cost of sales ($/oz)	1,231	1,151	7%	1,228	0%

Total cash costs ($/oz)[b]	774	736	5%	801	(3)%

All-in sustaining costs ($/oz)[b]	1,698	2,104	(19)%	1,383	23%

Porgera (47.5%)[e]

Gold produced (000s oz attributable basis)	—	—	0%	24	0%

Gold produced (000s oz 100% basis)	—	—	0%	51	0%

Cost of sales ($/oz)	—	—	0%	1,141	0%

Total cash costs ($/oz)[b]	—	—	0%	875	0%

All-in sustaining costs ($/oz)[b]	—	—	0%	1,046	0%

Tongon (89.7%)

Gold produced (000s oz attributable basis)	48	48	0%	64	(25)%

Gold produced (000s oz 100% basis)	53	54	0%	71	(25)%

Cost of sales ($/oz)	1,446	1,510	(4)%	1,275	13%

Total cash costs ($/oz)[b]	1,045	995	5%	688	52%

All-in sustaining costs ($/oz)[b]	1,162	1,062	9%	745	56%

Hemlo

Gold produced (000s oz)	42	47	(11)%	54	(22)%

Cost of sales ($/oz)	1,603	1,610	0%	1,268	26%

Total cash costs ($/oz)[b]	1,314	1,324	(1)%	1,080	22%

All-in sustaining costs ($/oz)[b]	1,937	1,840	5%	1,456	33%

North Mara (84%)

Gold produced (000s oz attributable basis)	63	62	1%	68	(7)%

Gold produced (000s oz 100% basis)	75	74	1%	81	(7)%

Cost of sales ($/oz)	975	1,061	(8)%	1,040	(6)%

Total cash costs ($/oz)[b]	816	832	(2)%	724	13%

All-in sustaining costs ($/oz)[b]	952	1,038	(8)%	1,166	(18)%

BARRICK SECOND QUARTER 2021	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	6/30/21	3/31/21	% Change	6/30/20	% Change

Buzwagi (84%)

Gold produced (000s oz attributable basis)	19	17	10%	20	(7)%

Gold produced (000s oz 100% basis)	22	20	10%	24	(7)%

Cost of sales ($/oz)	1,315	1,486	(12)%	909	45%

Total cash costs ($/oz)[b]	1,244	1,450	(14)%	751	66%

All-in sustaining costs ($/oz)[b]	1,242	1,467	(15)%	770	61%

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	35	33	6%	7	400%

Gold produced (000s oz 100% basis)	42	39	6%	8	400%

Cost of sales ($/oz)	1,164	1,211	(4)%	1,658	(30)%

Total cash costs ($/oz)[b]	776	865	(10)%	950	(18)%

All-in sustaining costs ($/oz)[b]	916	957	(4)%	1,014	(10)%

Total Attributable to Barrick[f]

Gold produced (000s oz)	1,041	1,101	(5)%	1,149	(9)%

Cost of sales ($/oz)[g]	1,107	1,073	3%	1,075	3%

Total cash costs ($/oz)[b]	729	716	2%	716	2%

All-in sustaining costs ($/oz)[b]	1,087	1,018	7%	1,031	5%

a.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

c.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

f.	Excludes Pierina, Lagunas Norte, Golden Sunlight, and Morila (40%) up until its divestiture in November 2020, as these assets are producing incidental ounces while in closure or care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2021	12	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	6/30/21	3/31/21	% Change	6/30/20	% Change

Lumwana

Copper production (Mlbs)	56	51	10%	72	(22)%

Cost of sales ($/lb)	2.36	1.97	20%	2.06	15%

C1 cash costs ($/lb)[a]	1.72	1.48	16%	1.55	11%

All-in sustaining costs ($/lb)[a]	2.92	2.37	23%	2.27	29%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	22	24	(8)%	28	(21)%

Copper production (Mlbs 100% basis)	44	48	(8)%	56	(21)%

Cost of sales ($/lb)	3.56	3.03	17%	2.52	41%

C1 cash costs ($/lb)[a]	2.68	2.25	19%	1.79	50%

All-in sustaining costs ($/lb)[a]	3.15	2.47	28%	2.09	51%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	18	0%	20	(10)%

Copper production (Mlbs 100% basis)	36	36	0%	40	(10)%

Cost of sales ($/lb)	1.47	1.21	21%	1.41	4%

C1 cash costs ($/lb)[a]	1.27	1.06	20%	1.14	11%

All-in sustaining costs ($/lb)[a]	1.39	1.22	14%	1.41	(1)%

Total Attributable to Barrick

Copper production (Mlbs attributable basis)	96	93	3%	120	(20)%

Cost of sales ($/lb)[b]	2.43	2.11	15%	2.08	17%

C1 cash costs ($/lb)[a]	1.83	1.60	14%	1.55	18%

All-in sustaining costs ($/lb)[a]	2.74	2.26	21%	2.15	27%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the press release to the most directly comparable IFRS measure, please see the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2021	13	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth — each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Endnotes

Endnote 1

On a 100% basis.

Endnote 2

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 3

Future economic contribution over extended mine life assuming a gold price of $1,599 per ounce and a silver price of $20.96 per ounce.

Endnote 4

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended

	6/30/21	3/31/21	6/30/20	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20	6/30/21	6/30/20

Sales	2,589	2,641	2,812	234	256	184	5,230	5,405	490	283

Sales applicable to non-controlling interests	(779)	(814)	(822)	0	0	0	(1,593)	(1,592)	0	0

Sales applicable to equity method investments[a,b]	168	154	172	161	170	120	322	319	331	227

Sales applicable to sites in closure or care and maintenance[c]	(28)	(41)	(53)	0	0	0	(69)	(99)	0	0

Treatment and refinement charges	0	0	2	39	41	40	0	2	80	79

Other[d]	0	0	0	0	0	0	0	15	0	0

Revenues – as adjusted	1,950	1,940	2,111	434	467	344	3,890	4,050	901	589

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,070	1,093	1,224	96	113	123	2,163	2,444	209	233

Realized gold/copper price per ounce/pound[e]	1,820	1,777	1,725	4.57	4.12	2.79	1,798	1,657	4.32	2.53

a.

Represents sales of $169 million and $323 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $154 million and June 30, 2020: $164 million and $304 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $87 million and $196 million, respectively, for the three and six months ended June 30, 2021 (March 31, 2021: $109 million and June 30, 2020: $78 million and $150 million, respectively) applicable to our 50% equity method investment in Zaldívar and $79 million and $144 million, respectively (March 31, 2021: $65 million and June 30, 2020: $46 million and $86 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight, and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2021	14	PRESS RELEASE

Endnote 5

On an attributable basis.

Endnote 6

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 7

“Adjusted net earnings” and “adjusted net earnings per share” are non GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended

	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

Net earnings attributable to equity holders of the Company	411	538	357	949	757

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	2	(89)	23	(87)	(313)

Acquisition/disposition (gains) losses[b]	(7)	(3)	8	(10)	(52)

Loss (gain) on currency translation	7	4	2	11	18

Significant tax adjustments[c]	62	47	(7)	109	(51)

Other expense adjustments[d]	14	11	48	25	146

Tax effect and non-controlling interest[e]	24	(1)	(16)	23	195

Adjusted net earnings	513	507	415	1,020	700

Net earnings per share[f]	0.23	0.30	0.20	0.53	0.43

Adjusted net earnings per share[f]	0.29	0.29	0.23	0.57	0.39

a.

For the three month period ended June 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 and six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the three month period ended June 30, 2020, net impairment charges relate to miscellaneous assets. For the six months ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

b.	Acquisition/disposition gains for the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
c.

Significant tax adjustments for the three month period ended June 30, 2021 mainly relates to deferred tax expense as a result of tax reform measures in Argentina. For the three month period ended March 31, 2021, significant tax adjustments mainly relate to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. Significant tax adjustments for the six month period ended June 30, 2021 mainly relates to deferred tax expense as a result of tax reform measures in Argentina, the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. For the six months ended June 30, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended June 30, 2020 was further impacted by Covid-19 donations. For the six month period ended June 30, 2020, other expense adjustments also relate to changes in the discount rate assumptions on our closed mine rehabilitation provision.

e.	Tax effect and non-controlling interest for the six month period ended June 30, 2020 primarily relates to the net impairment reversals related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 8

“Free cash flow” is a non-GAAP financial performance measure that deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2021	15	PRESS RELEASE

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended

	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

Net cash provided by operating activities	639	1,302	1,031	1,941	1,920

Capital expenditures	(658)	(539)	(509)	(1,197)	(960)

Free cash flow	(19)	763	522	744	960

Endnote 9

These amounts are presented on the same basis as our guidance.

Endnote 10

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 11

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. “All in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2021	16	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended

	Footnote	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

Cost of sales applicable to gold production		1,561	1,571	1,740	3,132	3,383

Depreciation		(448)	(454)	(498)	(902)	(972)

Cash cost of sales applicable to equity method investments		55	59	62	114	114

By-product credits		(70)	(59)	(59)	(129)	(88)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	0	1	0	1

Non-recurring items	b	0	0	0	0	0

Other	c	(22)	(33)	(26)	(55)	(53)

Non-controlling interests	d	(294)	(302)	(336)	(596)	(652)

Total cash costs		782	782	884	1,564	1,733

General & administrative costs		47	38	71	85	111

Minesite exploration and evaluation costs	e	16	16	23	32	38

Minesite sustaining capital expenditures	f	452	405	420	857	790

Sustaining leases		6	13	10	19	10

Rehabilitation - accretion and amortization (operating sites)	g	13	11	12	24	26

Non-controlling interest, copper operations and other	h	(151)	(154)	(158)	(305)	(283)

All-in sustaining costs		1,165	1,111	1,262	2,276	2,425

Project exploration and evaluation and project costs	e	61	45	55	106	111

Community relations costs not related to current operations		0	0	0	0	1

Project capital expenditures	f	203	131	85	334	161

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	g	4	3	4	7	6

Non-controlling interest and copper operations and other	h	(74)	(42)	(36)	(116)	(53)

All-in costs		1,359	1,248	1,370	2,607	2,651

Ounces sold - equity basis (000s ounces)	i	1,070	1,093	1,224	2,163	2,444

Cost of sales per ounce	j,k	1,107	1,073	1,075	1,090	1,048

Total cash costs per ounce	k	729	716	716	723	704

Total cash costs per ounce (on a co-product basis)	k,l	766	746	747	757	726

All-in sustaining costs per ounce	k	1,087	1,018	1,031	1,052	993

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,124	1,048	1,062	1,086	1,015

All-in costs per ounce	k	1,269	1,144	1,118	1,206	1,085

All-in costs per ounce (on a co-product basis)	k,l	1,306	1,174	1,149	1,240	1,107

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $nil and $nil, respectively), and realized non-hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: losses of $1 million and $1 million, respectively).

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and six month periods ended June 30, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $14 million and $38 million, respectively (March 31, 2021: $24 million; June 30, 2020: $26 million and $51 million, respectively).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $453 million and $915 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $462 million and June 30, 2020: $495 million and $961 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of the second quarter 2021 MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 70 of the second quarter 2021 MD&A.

BARRICK SECOND QUARTER 2021	17	PRESS RELEASE

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020. The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended

Non-controlling interest, copper operations and other	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

General & administrative costs	(7)	(6)	(8)	(13)	(14)

Minesite exploration and evaluation expenses	(3)	(7)	(8)	(10)	(11)

Rehabilitation - accretion and amortization (operating sites)	(4)	(3)	(4)	(7)	(8)

Minesite sustaining capital expenditures	(137)	(138)	(138)	(275)	(250)

All-in sustaining costs total	(151)	(154)	(158)	(305)	(283)

Project exploration and evaluation and project costs	(8)	(1)	(9)	(9)	(12)

Project capital expenditures	(66)	(41)	(27)	(107)	(41)

All-in costs total	(74)	(42)	(36)	(116)	(53)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight, and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $2 million and $7 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $5 million and June 30, 2020: $4 million and $10 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $nil and $nil, respectively); up until its divestiture in November of 2020, Morila, of $nil and $nil, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $nil and June 30, 2020: $8 million and $14 million, respectively); and up until its divestiture in June 2021, Lagunas Norte of $14 million and $37 million, respectively, for the three and six month periods ended June 30, 2021 (March 31, 2021: $23 million and June 30, 2020: $23 million and $43 million, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended

	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

By-product credits	70	59	59	129	88

Non-controlling interest	(30)	(26)	(22)	(56)	(37)

By-product credits (net of non-controlling interest)	40	33	37	73	51

Endnote 12

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2021	18	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended
	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

Cost of sales	137	136	153	273	277

Depreciation/amortization	(46)	(48)	(63)	(94)	(106)

Treatment and refinement charges	39	41	40	80	79

Cash cost of sales applicable to equity method investments	72	79	72	151	138

Less: royalties and production taxes[a]	(25)	(23)	(11)	(48)	(22)

By-product credits	(3)	(4)	(3)	(7)	(6)

Other	0	0	0	0	0

C1 cash costs	174	181	188	355	360

General & administrative costs	5	4	6	10	9

Rehabilitation - accretion and amortization	2	1	2	3	5

Royalties and production taxes[a]	25	23	11	48	22

Minesite exploration and evaluation costs	4	2	1	6	2

Minesite sustaining capital expenditures	48	42	52	90	84

Sustaining leases	2	2	2	4	5

All-in sustaining costs	260	255	262	516	487

Pounds sold - consolidated basis (millions pounds)	96	113	123	209	233

Cost of sales per pound[b,c]	2.43	2.11	2.08	2.26	2.03

C1 cash cost per pound[b]	1.83	1.60	1.55	1.71	1.55

All-in sustaining costs per pound[b]	2.74	2.26	2.15	2.48	2.10

a.

For the three and six month periods ended June 30, 2021, royalties and production taxes include royalties of $25 million and $48 million, respectively (March 31, 2021: $23 million and June 30, 2020: $11 million and $22 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 13

Quarter on quarter.

Endnote 14

Per share amount is estimated based on issued and outstanding Barrick shares as of June 30, 2021 and is subject to change. The final per share amount to be paid on September 15, 2021 will be calculated based on the issued and outstanding Barrick shares as of the August 31, 2021 record date.

Endnote 15

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 16

Fourmile is currently not included in the NGM joint venture with Newmont, but may be contributed if certain criteria are met in the future.

Endnote 17

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

Endnote 18

Includes Goldrush.

Endnote 19

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April 9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera’s future ownership and operation. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

Endnote 20

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

BARRICK SECOND QUARTER 2021	19	PRESS RELEASE

Endnote 21

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina and Lagunas Norte which are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.

Endnote 22

Includes corporate administration costs.

Endnote 23

Reflects the impact of the full year.

Endnote 24

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended

	6/30/21	3/31/21	6/30/20	6/30/21	6/30/20

Net earnings	694	830	622	1,524	1,285

Income tax expense	343	374	258	717	644

Finance costs, net[a]	76	77	74	153	162

Depreciation	500	507	566	1,007	1,090

EBITDA	1,613	1,788	1,520	3,401	3,181

Impairment charges (reversals) of long-lived assets[b]	2	(89)	23	(87)	(313)

Acquisition/disposition (gains) losses[c]	(7)	(3)	8	(10)	(52)

Loss on currency translation	7	4	2	11	18

Other expense (income) adjustments[d]	14	11	48	25	146

Income tax expense, net finance costs, and depreciation from equity investees	90	89	96	179	183

Adjusted EBITDA	1,719	1,800	1,697	3,519	3,163

a.	Finance costs exclude accretion.
b.

For the three month period ended June 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the three months ended March 31, 2021 and six months ended June 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the three month period ended June 30, 2020, net impairment charges relate to miscellaneous assets. For the six months ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

c.	Acquisition/disposition gains for the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended June 30, 2020 was further impacted by Covid-19 donations. For the six month period ended June 30, 2020, other expense adjustments also relate to changes in the discount rate assumptions on our closed mine rehabilitation provision.

BARRICK SECOND QUARTER 2021	20	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD       The New York Stock Exchange

ABX          The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intended”, “project”, “pursue”, “continue”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including timing of production ramp-up at Goldrush; the results of the Goldrush Feasibility Study, including projected capital estimates, anticipated permitting timelines and investment returns related to the Goldrush Project, as well as opportunities for enhancements; Barrick’s engagement with local communities to manage the Covid-19 pandemic; our plans and expected timing and benefits of our growth projects, including the Goldrush project, Turquoise Ridge Third Shaft, and Pueblo Viejo plant and tailings facility expansion; the impact of Nevada’s new mining excise tax on Nevada Gold Mines; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s global exploration strategy and planned exploration activities; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and tailings storage facility management; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.